UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 10)*

StepStone Group Inc.

(Name of Issuer)

Class A Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

85914M107

(CUSIP Number)

Jennifer Y. Ishiguro

Chief Legal Officer & Secretary

StepStone Group Inc.

277 Park Avenue, 45th Floor

New York, NY 10172

Telephone: (212) 351-6100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 7, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 85914M107

(1)	Name of Reporting Person Monte M. Brem
(2)	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 51,357,377
	(9)	Sole Dispositive Power 2,905,953
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 51,357,377
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 49.8%
(14)	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

CUSIP No. 85914M107

(1)	Name of Reporting Person Scott W. Hart
(2)	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 51,357,377
	(9)	Sole Dispositive Power 3,062,755
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 51,357,377
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 49.8%
(14)	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

CUSIP No. 85914M107

(1)	Name of Reporting Person Jason P. Ment
(2)	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 51,357,377
	(9)	Sole Dispositive Power 822,093
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 51,357,377
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 49.8%
(14)	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

CUSIP No. 85914M107

(1)	Name of Reporting Person Jose A. Fernandez
(2)	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 51,357,377
	(9)	Sole Dispositive Power 5,369,748
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 51,357,377
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 49.8%
(14)	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

CUSIP No. 85914M107

(1)	Name of Reporting Person Michael I. McCabe
(2)	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 51,357,377
	(9)	Sole Dispositive Power 3,770,874
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 51,357,377
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 49.8%
(14)	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

CUSIP No. 85914M107

(1)	Name of Reporting Person Thomas Keck
(2)	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 51,357,377
	(9)	Sole Dispositive Power 4,577,248
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 51,357,377
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 49.8%
(14)	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

CUSIP No. 85914M107

Item 1. Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the Reporting Persons’ (as defined in Item 2) beneficial ownership interest in the Class A common stock, par value $0.001 per share (the “Class A Common Stock”), of StepStone Group Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 277 Park Avenue, 45th Floor, New York, NY 10172.

This amendment (the “Amendment”) amends the prior statement on Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on September 21, 2020, as amended on March 25, 2021, September 29, 2021, October 28, 2021, November 4, 2021, November 26, 2021, October 20, 2022, November 18, 2022, March 10, 2023 and January 10, 2024 (the “Original Filing” and, as amended by this Amendment, the “Schedule 13D”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Original Filing.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

On February 7, 2024, the Reporting Persons entered into a support agreement with the Company (the “Support Agreement”) pursuant to which the Reporting Persons agreed to vote all of the shares of capital stock of the Company that the Class B Committee has a right to vote in favor of the transactions under certain transaction agreements (the “Transaction Agreements”) entered into by the Company. The Support Agreement terminates upon the earliest to occur of (i) the receipt of the stockholders approval required by the Transaction Agreements, (ii) the closing of any exchange under the Transaction Agreements, (iii) the termination of any Transaction Agreement, and (iv) the mutual written consent of the parties. The foregoing description of the Support Agreement does not purport to be complete and is qualified in its entirety by reference to the Support Agreement, which is filed as Exhibit 8 hereto and hereby incorporated in this Item 6 by reference.

Item 7. Material to be Filed as Exhibits

Exhibit	Description

1.	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (incorporated by reference to Exhibit 1 to the Reporting Persons’ Schedule 13D filed on September 21, 2020).

2.	Ninth Amended and Restated Limited Partnership Agreement of StepStone Group LP (incorporated by reference to Exhibit 10.3 to the Issuer’s Form 8-K filed with the SEC on September 20, 2021).

3.	Tax Receivable Agreement (Exchanges) (incorporated by reference to Exhibit 10.2 to the Issuer’s Form 8-K filed with the SEC on September 18, 2020).

4.	Exchange Agreement (incorporated by reference to Exhibit 10.4 to the Issuer’s Form 8-K filed with the SEC on September 18, 2020).

5.	Amended and Restated Registration Rights Agreement (incorporated by reference to Exhibit 10.4 to the Issuer’s Form 8-K filed with the SEC on September 20, 2021).

6.	Amended and Restated Stockholders Agreement (incorporated by reference to Exhibit 10.2 to the Issuer’s Form 8-K filed with the SEC on September 20, 2021).

7.	Class C Exchange Agreement (incorporated by reference to Exhibit 10.5 to the Issuer’s Form 8-K filed with the SEC on September 20, 2021).

8.	Support Agreement (incorporated by reference to Exhibit 99.1 to the Issuer’s Form 8-K filed with the SEC on February 7, 2024).

24.1	Power of Attorney for Monte M. Brem (incorporated by reference to Exhibit 24.1 to the Reporting Persons’ Schedule 13D filed on September 21, 2020).

24.2	Power of Attorney for Scott W. Hart (incorporated by reference to Exhibit 24.2 to the Reporting Persons’ Schedule 13D filed on September 21, 2020).

24.3	Power of Attorney for Jason P. Ment (incorporated by reference to Exhibit 24.3 to the Reporting Persons’ Schedule 13D filed on September 21, 2020).

24.4	Power of Attorney for Jose A. Fernandez (incorporated by reference to Exhibit 24.4 to the Reporting Persons’ Schedule 13D filed on September 21, 2020).

24.5	Power of Attorney for the Michael I. McCabe (incorporated by reference to Exhibit 24.6 to the Reporting Persons’ Schedule 13D filed on September 21, 2020).

24.6	Power of Attorney for Thomas Keck (incorporated by reference to Exhibit 24.8 to the Reporting Persons’ Schedule 13D filed on September 21, 2020).

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2024

1.	/s/ Jennifer Ishiguro, Attorney-in-Fact
Monte M. Brem

2.	/s/ Jennifer Ishiguro, Attorney-in-Fact
Scott W. Hart

3.	/s/ Jennifer Ishiguro, Attorney-in-Fact
Jason P. Ment

4.	/s/ Jennifer Ishiguro, Attorney-in-Fact
Jose A. Fernandez

5.	/s/ Jennifer Ishiguro, Attorney-in-Fact
Michael I. McCabe

6.	/s/ Jennifer Ishiguro, Attorney-in-Fact
Thomas Keck